Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.
333-155535 January 7, 2011

January 2011

J. P. Morgan Structured Investments

[GRAPHIC OMITTED]

The JPMorgan Efficiente (USD) Index

Strategy Guide

Important Information

JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the "SEC")
for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities.
You may get these documents without cost by visiting EDGAR on the SEC Website at
www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant  term sheet or pricing  supplement,  the relevant term sheet or pricing supplement,  including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to J.P.  Morgan's  Efficiente (USD) Index (the "Strategy") are
our senior  unsecured  obligations and are not secured debt.  Investing in these securities is not equivalent to a direct investment in the Strategy or any index that forms part of the Strategy.

Investments  in securities  linked to the Strategy  require  investors to assess several  characteristics and risk factors that may not be present in other types of transactions.  In reaching a determination as to the  appropriateness  of any proposed transaction,  clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction  in relation to their  particular  circumstances.  This free writing prospectus  contains  market  data from  various  sources  other than us and our affiliates,  and,  accordingly,  we make no representation or warranty as to the market data's  accuracy or  completeness.  All  information is subject to change without  notice.  We or our  affiliated  companies  may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Any  historical  composite  performance  records  included in this free  writing prospectus are hypothetical  and it should be noted that the  constituents  have not traded together in the manner shown in the composite historical  replication of the indices included in this free writing  prospectus.  No  representation is being made that the indices will achieve a composite  performance record similar to that  shown.  In fact,  there  are  frequently  sharp  differences  between a hypothetical  historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Use of Simulated Returns

Back-testing  and  other  statistical  analysis  material  that is  provided  in connection  with the  explanations  of the potential  returns of the  securities linked to the Strategy use simulated analysis and hypothetical  circumstances to estimate how it may have performed  prior to its actual  existence.  The results
obtained  from  such   "back-testing"   information  should  not  be  considered
indicative  of the actual  results that might be obtained  from an investment or participation in a financial instrument or transaction referencing the Strategy.
J.P. Morgan provides no assurance or guarantee that the securities linked to the
Strategy will operate or would have operated in the past in a manner  consistent with these materials.  The hypothetical  historical levels presented herein have not  been  verified  by  an  independent  third  party,  and  such  hypothetical
historical   levels  have   inherent   limitations.   Alternative   simulations,
techniques,  modeling  or  assumptions  might  produce  significantly  different results and prove to be more  appropriate.  Actual  results  will vary,  perhaps
materially,   from  the  simulated   returns  presented  in  this  free  writing
prospectus.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly,  any discussion of
U.S. tax matters  contained  herein is not  intended or written to be used,  and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment  suitability must be determined  individually for each investor,  and the  financial  instruments  described  herein  may  not  be  suitable  for  all investors.  This information is not intended to provide and should not be relied upon as providing accounting,  legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research  Departments.  Structured
Investments  may  involve  a  high  degree  of  risk,  and  may  be  appropriate investments  only for  sophisticated  investors who are capable of understanding and  assuming  the risks  involved.  J.P.  Morgan  and its  affiliates  may have positions (long or short),  effect transactions or make markets in securities or financial  instruments  mentioned herein (or options with respect  thereto),  or provide advice or loans to, or participate in the  underwriting or restructuring of the obligations of, issuers  mentioned  herein.  J.P. Morgan is the marketing name for the Issuer and its  subsidiaries  and affiliates  worldwide.  JPMS is a member of FINRA,  NYSE, and SIPC.  Clients should contact their salespersons at, and execute  transactions  through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Index Disclaimers

"Dow Jones(SM)," "UBS", "Dow Jones-UBS Commodity Index Excess Return(SM)," "Dow
Jones-UBS Commodity Index(SM)," and "DJ-UBSCI(SM)" are service marks of Dow
Jones and Company, Inc. and UBS Securities LLC ("UBS"), as the case may be, and have been licensed for use for certain purposes by JPMorgan Chase and Co.
JPMorgan Chase and Co's securities based on the Dow Jones-UBS Commodity Index
Total Return(SM), are not sponsored, endorsed, sold or promoted by Dow Jones,
UBS, or any of their respective subsidiaries or affiliates, and none of Dow
Jones, UBS, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

The MSCI indices are the exclusive property of MSCI Inc. ("MSCI"). "MSCI" and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by J.P. Morgan Chase and Co. (the
"Licensee"). The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. Any relevant product supplement will contain a more detailed description of the limited relationship MSCI has with the Licensee and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Overview

The JPMorgan  Efficiente  (USD) Index (the "Index" or the  "Strategy") is a J.P.
Morgan  strategy that seeks to generate  returns  through the selection of up to nine indices (the "Basket  Constituents")  based on the modern  portfolio theory approach to asset allocation. The Index tracks the excess returns of a synthetic portfolio,  selected  from the  Basket  Constituents,  above  the  return of the
JPMorgan Cash Index USD 3 Month ("Cash") and offers  exposure to a diverse range of asset classes and geographic regions.

Key features of the Index include:

[]   synthetic investment in developed equity, emerging markets, alternative investments and global debt;

[]   dynamic exposure to a synthetic portfolio that is rebalanced quarterly pursuant to a rules- based methodology with a targeted annualized volatility of 8% or less;

[]   algorithmic portfolio construction intended to address momentum and correlation across markets; and

[]   levels published on Bloomberg under the ticker EFJPUS8E.

The  following  graph  sets  forth the  performance  of the  Index  based on the hypothetical  back-tested  weekly  Index  closing  levels  from  January 2, 1995 through June 29, 2007, and the actual historical  performance of the Index based on the weekly Index closing  level from July 6, 2007 through  December 30, 2010.
The Index had  annualized  returns of 8.50% over this  period  (aggregating  the back-tested and historical data), and, based on the assumptions  embedded in the graph below,  outperformed  the MSCI World Index,  the JPMorgan GBI (USD Hedged)
Global Bond Index, and the Dow Jones -- UBS Commodity Index Excess Return. There
is no guarantee  that  Efficiente  will  outperform  the MSCI World  Index,  the
JPMorgan  GBI (USD  Hedged)  Global Bond Index,  the Dow Jones -- UBS  Commodity
Index  Excess  Return  or any  alternative  strategy  during  the  term  of your investment in CDs linked to the Index.

Hypothetical performance of the JPMorgan Efficiente (USD) Index (Jan. 2,
1995--Dec. 30, 2010)

[GRAPHIC OMITTED]

Source: Bloomberg and J.P. Morgan

Summary of hypothetical JPMorgan Efficiente (USD) Index returns (Jan. 2, 1995—Dec. 30, 2010)

	Efficiente	MSCI World	Dow Jones – UBS	JPMorgan GBI (USD Hedged)
Annualized return	8.54%	4.65%	3.43%	6.18%
Annualized volatility	8.35%	15.96%	16.19%	2.81%

Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to July 6, 2007, all retrospective levels provided above and in the graph on the previous page are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations used in producing simulated historical data from those used to calculate the Index going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Annualized return" is calculated arithmetically and was not calculated on a compound basis.

"Annualized volatility" means the standard deviation of each strategy's arithmetic daily returns scaled for a one-year period based on the period from January 2, 1995 through December 30, 2010.

"MSCI World" refers to the MSCI World Index, which is calculated, published, and disseminated by MSCI Inc., and is designed to measure global developed market equity performance.

"Dow Jones - UBS" refers to the Dow Jones – UBS Commodity Index℠ Excess Return, which is calculated by Dow Jones in conjunction with UBS by applying the impact of the changes to the future prices of commodities included in the Dow Jones - UBS Commodity Index℠ based on their relative weightings.

"JPMorgan GBI (USD Hedged)" refers to the JPMorgan GBI Global Bond Index Total Return hedged into U.S. dollars. JPMorgan Government Bond Indices ("GBI"), of which the GBI Index Total Return is a subset, consist of regularly traded, fixed-rate, domestic government bonds of countries with liquid government debt markets.

JPMORGAN EFFICIENTE (USD) INDEX STRATEGY GUIDE
2
J.P.Morgan

Strategy description

The Index  employs  an  allocation  strategy  that is based on modern  portfolio theory. The modern portfolio theory approach to asset allocation  suggests how a rational  investor  should  allocate  capital  across the available  universe of assets to maximize return for a given risk appetite.  The Index uses the concept of an  "efficient  frontier"  to define the asset  allocation  of the Index.  An efficient  frontier for a portfolio of assets  defines the optimal return of the portfolio  for a given  amount  of risk,  using the  volatility  of  returns  of hypothetical portfolios as the measure of risk.

Efficient frontier

[GRAPHIC OMITTED]

Source: J.P. Morgan

On a quarterly  basis (each  January,  April,  July, and October),  J.P.  Morgan
Securities Ltd., acting as the Efficiente  calculation agent, will rebalance the
Index to take  synthetic  long  positions  in the Basket  Constituents  based on mathematical  rules that govern the Index and track the returns of the synthetic portfolio above cash. The weights for each Basket  Constituent  will be adjusted
to  comply  with  certain  allocation  constraints,   including  constraints  on
individual  Basket  Constituents  as well as the  individual  sectors.  For more information on the constraints related to the asset types and geographic regions comprising the Index, see "What are the Basket Constituents?".

The Index seeks to identify the weights for each Basket  Constituent  that would have resulted in the  hypothetical  portfolio  with the highest  return over the previous  six months  while  realizing an  annualized  volatility  over the same period of 8% or less. Thus, the portfolio  exhibiting the highest return with an annualized  volatility  of 8% or less is selected,  and the  weighting  for such portfolio  is  applied  to the Basket  Constituents.  This  forms the  practical application of the modern portfolio theory and the efficient frontier.

JPMORGAN EFFICIENTE (USD) INDEX STRATEGY GUIDE

On each observation date for the quarterly rebalancing of the Index, the weighting algorithm implements a series of successive steps detailed below:

- Efficiente identifies all Eligible Portfolios as described under *"What are the Basket Constituents?"* and calculates the performance for each portfolio for an observation period over the previous six months.
- For each Eligible Portfolio, Efficiente calculates the annualized realized volatility over that same observation period, and the results are sorted to create the "efficient frontier."
- Efficiente selects the Eligible Portfolio with the strongest performance that has an annualized realized volatility equal to or less than 8%, and tracks the performance of this portfolio above Cash until the next rebalancing date.

The Efficiente calculation agent will publish the index values for Efficiente on Bloomberg, subject to the occurrence of a market disruption event. You can find the current Index value on Bloomberg under the ticker EFJPUS8E.

There is no guarantee that the concept of an efficient frontier combined with modern portfolio theory will generate positive returns for the Strategy or that other theories applied to the portfolio of the nine (9) indices that comprise the Strategy would not produce a better result than an investment linked to the Strategy.

What are the Basket Constituents?

The following are the Basket Constituents composing the Index and the maximum weighting constraints assigned to the relevant sector and asset type to which each belongs.

Basket Constituents

Sector	Sector Cap	Assets	Asset Cap
Developed Equity	50%	MSCI North America Gross TR Index	25%
		MSCI Europe Gross TR Index	25%
		MSCI Pacific Gross TR Index	25%
Global Debt	50%	JPMorgan GBI Global Bond TR Index Hedged into USD	25%
		JPMorgan Cash Index USD 3 Month	50%
Emerging Markets	50%	JPMorgan Emerging Markets Bond Index Plus Composite	25%
		MSCI Emerging Markets Gross TR Index	25%
Alternative Investments	50%	GPR/JPMorgan High Liquidity Global Property Index	25%
		Dow Jones - UBS Commodity Index TR	25%

Source: J.P. Morgan

Note: See the relevant disclosure statement for more information on the Index and the Basket Constituents.

An Eligible Portfolio is any hypothetical portfolio comprised of the above Basket Constituents that includes all nine (9) of the Basket Constituents and also satisfies the following weighting constraints:

- The minimum possible weight assigned to any Basket Constituent is 0%.
- The weight assigned to each Basket Constituent is an integer multiple of 5%.
- The maximum possible weight assigned to any Basket Constituent is 25%, with the exception of the JPMorgan Cash Index USD 3 Month (maximum possible weight of 50%).
- The maximum possible weight assigned to any sector is 50%.
- The sum of the weights assigned to all Basket Constituents will be equal to 100%.

4 J.P.Morgan

Historical analysis

The Index aims to provide returns while maintaining exposure across a diverse spectrum of asset classes and geographic regions. Although this is not an indication of future performance, the Index has outperformed three of the underlying asset classes over the period from January 1995 to the present, while effectively maintaining an annualized volatility near the targeted 8%.

Diversified exposure

As illustrated in the table below, equities (as represented by the MSCI World Index), commodities (as represented by the Dow Jones - UBS Commodity Index Excess Return[SM]), and bonds (as represented by the JPMorgan GBI USD Hedged Index TR) have historically displayed very low, and in some cases, negative, correlation. Correlation can be described as a measure of the degree to which two components change relative to each other. A diversified approach to investing would stipulate maintaining exposure to a variety of asset classes to attempt to generate positive returns in a wide range of market environments.

Due to the rebalancing methodology and the constraints set forth previously in *"What are the Basket Constituents?"*, Efficiente can shift exposure based on the current market environment and potentially exploit any low correlation exhibited by the Basket Constituents. The hypothetical correlations below illustrate that returns of the Index have not historically been overly dependent on any one asset class.

Summary of hypothetical correlations for Efficiente (January 2, 1995 through December 30, 2010)

Strategy	JPMorgan Efficiente (USD) Index	MSCI World Index	Dow Jones – UBS Commodity Index Excess Return[SM]	JPMorgan GBI (USD Hedged) Index TR
JPMorgan Efficiente (USD) Index	100%	73%	50%	(0.28%)
MSCI World Index		100%	35%	(18%)
Dow Jones - UBS Commodity Index Excess Return[SM]			100%	(13%)
JPMorgan GBI (USD Hedged) Index TR				100%

Source: Bloomberg and J.P. Morgan

Note: Based on the daily returns (back-tested and actual) between January 2, 1995 and December 30, 2010. Calculated as of January 4, 2011. The correlations shown above are for informational purposes only. Historical performance (back-tested and actual) of the Index and of the Basket Constituents is not indicative of future performance of the Index or of the Basket Constituents. **Future correlations may be greater or lesser than the correlations experienced in the past as displayed in the summary above.**

JPMORGAN EFFICIENTE (USD) INDEX STRATEGY GUIDE

5

J.P.Morgan

JPMORGAN EFFICIENTE (USD) INDEX STRATEGY GUIDE

Targeting volatility

As described in *"Strategy description,"* the Index targets an annualized realized volatility of 8%. The graph below sets forth the hypothetical six-month realized volatility of the Index as well as the MSCI World Index, the Dow Jones – UBS Commodity Index Excess Return, and the JPMorgan GBI (USD Hedged) Total Return Index between January 1995 and September 2010.

Volatility is a measurement of the variability of returns based on historical performance. The historical, or "realized," volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, volatility is calculated from the historical returns of the indices over a six-month observation period. For any given day, the "six-month annualized volatility" is the annualized standard deviation of each index's arithmetic daily returns for the 126-index day period preceding that day. For example, the first data point on the graph, representing July 5, 1995, displays the annualized standard deviation of the daily returns during the 126 index days up to and including July 5, 1995. The second point on the graph displays the annualized standard deviation of the daily returns for the 126 index days up to and including July 6, 1995. This calculation is repeated for each 126-index day period beginning July 5, 1995 and ending September 30, 2010 in order to populate the entire graph and display over thirteen years' worth of six-month annualized volatility data.

Hypothetical six-month annualized volatility (July 5, 1995—December 30, 2010)


Efficiente
Dow Jones - UBS
Target Volatility
MSCI World
JPMorgan GBI (USD Hedged)
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2006 2007 2009 2010

Source: Bloomberg and J.P. Morgan

Note: The hypothetical, historical six-month annualized volatility levels of Efficiente, the JPMorgan GBI (USD Hedged) Total Return Index, the Dow Jones – UBS Commodity Index Excess Return and the MSCI World Index are presented for informational purposes only. The back-tested, hypothetical, historical six-month annualized volatility has inherent limitations. These volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future Efficiente, the JPMorgan GBI (USD Hedged) Total Return Index, the Dow Jones - UBS Commodity Index Excess Return and the MSCI World Index will have the volatilities as shown above. There is no guarantee that Efficiente will outperform any alternative investment strategy, including the JPMorgan GBI (USD Hedged) Total Return Index, the Dow Jones - UBS Commodity Index Excess Return, and the MSCI World Index. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual six-month annualized volatilities will vary, perhaps materially, from this analysis. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

6

J.P.Morgan

Hypothetical historical sector weightings

The following graph sets forth the hypothetical  back-tested  allocation of each
Sector  based  on the  rebalancing  mechanics  set  forth  under  the  "Strategy description."  The hypothetical  allocation was calculated on a quarterly basis.
For a detailed  description  of which  Basket  Constituents  make up each sector displayed in this graph, please see "What are the Basket Constituents?".

Hypothetical allocations

[GRAPHIC OMITTED]

Source: J.P. Morgan

Note: The hypothetical allocations obtained from such back-testing should not be considered  indicative  of the  actual  weights  that would be  assigned  to the
Sectors or the  applicable  Basket  Constituents  during your  investment in the
Strategy.  J.P.  Morgan  provides  no  assurance  or  guarantee  that the actual performance of the Strategy would result in allocations among the Sectors or the applicable  Basket  Constituents  consistent with the  hypothetical  allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical  historical  allocations contained in this  analysis.  Please  see  "Important  Information"  at the  front of this publication for a discussion of certain  additional  limitations of back-testing and simulated returns.

The following graphs show the allocation across certain asset classes as defined below and are intended to  demonstrate  how the average  allocation of the Index changes during different market  environments.  These  hypothetical  allocations were  calculated  by  averaging  the  quarterly  allocations  during  the period beginning July 3, 2000 through and including January 1, 2003 and from the period beginning July 1, 2003 to and including April 2, 2007.

For this graph, the sector "Emerging  Markets" has been subdivided into JPMorgan
Emerging  Markets Bond Index Plus Composite,  which we refer to as EM Bonds, and
MSCI Emerging Markets Gross TR Index, which we refer to as EM Equities.

Average allocations

Average allocation: July 3, 2000--January 1, 2003

[GRAPHIC OMITTED]

Average allocation: July 1, 2003--April 2, 2007

[GRAPHIC OMITTED]

Source: J.P. Morgan

Note: The hypothetical allocations obtained from such back-testing should not be considered  indicative  of the  actual  weights  that would be  assigned  to the
Sectors or the  applicable  Basket  Constituents  during your  investment in the
Strategy.  J.P.  Morgan  provides  no  assurance  or  guarantee  that the actual performance of the Strategy would result in allocations among the Sectors or the applicable  Basket  Constituents  consistent with the  hypothetical  allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical  historical  allocations contained in this  analysis.  Please  see  "Important  Information"  at the  front of this publication for a discussion of certain  additional  limitations of back-testing and simulated returns.

Risks associated with the Strategy

THE STRATEGY  COMPRISES  NOTIONAL ASSETS AND  LIABILITIES--The  exposures to the dynamic basket that tracks the excess returns of the Basket  Constituents  above the  JPMorgan  Cash  Index USD 3 Month are purely  notional.  There is no actual portfolio  of assets to which any person is  entitled or in which any person has any ownership interest.

THERE  ARE  RISKS  ASSOCIATED  WITH A  MOMENTUM-BASED  INVESTMENT  STRATEGY--The
Strategy  employs a mathematical  model intended to implement what is known as a momentum based investment strategy, which seeks to capitalize on positive market price  trends based on the  supposition  that  positive  market price trends may continue.  This  Strategy  is  different  from a strategy  that seeks  long-term exposure to a portfolio  consisting of constant  components  with fixed weights.
The Strategy may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

CORRELATION OF PERFORMANCES AMONG THE BASKET CONSTITUENTS MAY REDUCE PERFORMANCE
OF THE STRATEGY--Performances  amongst the Basket Constituents may become highly correlated  from  time  to  time  during  the  term  of  your  investment.  High correlation  during  periods  of  negative  returns  among  Basket  Constituents representing any one sector or asset type which have a substantial  weighting in the Strategy  could have a material  adverse  effect on the  performance  of the
Strategy.

THE COMMODITY FUTURES  CONTRACTS  UNDERLYING THE DOW JONES - UBS COMMODITY INDEX
TOTAL  RETURN(SM)  ARE SUBJECT TO UNCERTAIN  LEGAL AND  REGULATORY  REGIMES--The
commodity  futures  contracts that underlie the Dow Jones - UBS Commodity  Index
Total Return(SM) are subject to legal and regulatory  regimes that may change in ways that could adversely affect our ability to hedge our obligations  under the
Strategy or your investment linked to the Strategy.  Under these  circumstances, we may, in our sole and absolute discretion,  determine your payment at maturity early.  Because  we will not make this  early  determination  payment  until the maturity  date,  the amount you receive at maturity will not reflect any further appreciation of the Strategy after such early determination.

OUR AFFILIATE,  J.P. MORGAN  SECURITIES LTD., OR JPMSL, IS THE CALCULATION AGENT
AND MAY ADJUST THE  STRATEGY IN A WAY THAT AFFECTS ITS  LEVEL--The  policies and judgments  for which  JPMSL is  responsible  could have an impact,  positive  or negative,  on the level of the Strategy and the value of your investment.  JPMSL is under no  obligation  to consider  your interest as an investor in securities linked to the Strategy.

OTHER KEY RISKS:

[]   The Strategy may not be successful, may not outperform any alternative strategy related to the Basket Constituents, or may not achieve its target volatility of 8%.

[]   The investment strategy involves quarterly rebalancing and maximum weighting caps that are applied to the Basket Constituents by asset type and geographical region.

[]   Changes in the value of the Basket Constituents may offset each other.

[]   An investment in securities linked to the Strategy is subject to risks associated with non-U.S. securities markets, including emerging markets.

[]   The securities linked to the Strategy are subject to currency exchange risk.

[]   The Index was established on July 2, 2007, and therefore has a limited operating history.

[]   J.P. Morgan Securities Inc., one of our affiliates, is the sponsor of three of the Basket Constituents (the JPMorgan Emerging Markets Bond Index Plus
     Composite, the JPMorgan GBI Global Bond Total Return Index Hedged into USD and the JPMorgan Cash Index USD 3 Month).

The risks identified above are not exhaustive.  You should also review carefully the related "Risk Factors"  section in the relevant  product  supplement and the
"Selected Risk Considerations" in the relevant term sheet or pricing supplement.